UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

RTI International Metals
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74973W107
(CUSIP Number)

June 30, 2002
(Date of Event Which Requires Filing of this Statement)

CUSIP No. 74973W107

Item 1: REPORTING PERSONS
Pinnacle Associates, Ltd. (Tax ID: 13-3220717)

Item 4: CITIZENSHIP
New York Corporation

Item 5: SOLE VOTING POWER
1,044,000                        **see Note 1**

Item 6: SHARED VOTING POWER
None

Item 7: SOLE DISPOSITIVE POWER
1,044,000                **see Note 1**

Item 8: SHARED DISPOSITIVE POWER
None

Item  9: AGGREGATE AMOUNT BENEFICIALLY OWNED
1,044,000                                ** see Note 1 **

Item 11: PERCENT OF CLASS REPRESENTED BY ITEM 9
5.02

Item 12: TYPE OF REPORTING PERSON
IA
-----------------------------------------------------------
ITEM 1(A).  NAME OF ISSUER

RTI INTERNATIONAL METALS

ITEM 1(B).  ADDRESS OF ISSUER

1000 Warren Avenue
Niles, OH 44446

ITEM 2(A).  NAME OF PERSON FILING

PINNACLE ASSOCIATES, LTD.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE

666 FIFTH AVENUE, 14TH FLOOR, NEW YORK, NY 10103

ITEM 2(C).  CITIZENSHIP

New York Corporation

ITEM 2(D).  TITLE OF CLASS OF SECURITIES

Common Stock

ITEM 2(E).  CUSIP NUMBER

74973W107

ITEM 3. This statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) and the person filing is an investment advisor registered under section 203 of the Investment Advisers
Act of 1940.

ITEM 4.     OWNERSHIP
ITEM 4(a).  AMOUNT BENEFICIALLY OWNED
    1,044,000                                     ** see Note 1 **
ITEM 4(b).  PERCENT OF CLASS
5.02
ITEM 4(c).  NUMBER OF SHARE AS TO WHICH SUCH PERSON HAS:
(i).  SOLE POWER TO VOTE OR DIRECT THE VOTE
    1,044,000                                     ** see Note 1 **
(ii).  SHARED POWER TO VOTE OR TO DIRECT THE VOTE
None
(iii).  SOLE POWER TO DISPOSE OR TO DIRECT DISPOSITION OF
    1,044,000                                     ** see Note 1 **
(iv).  SHARE POWER TO DISPOSE OR TO DIRECT DISPOSISTION OF
None
**Note 1**
Pinnacle Associates, Ltd. ("Pinnacle"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice on a discretionary basis to its clients. In its role as investment adviser, Pinnacle possesses voting and/or investment power over the securities of the Issuer described in this schedule.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that
  as of 03/31/2002 the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [x]

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON
      All securities reported in this schedule are owned by advisory clients of Pinnacle Associates, Ltd., no one of which to the knowledge of Pinnacle Associates, Ltd. owns more than 5% of the class.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
COMPANY:
Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10.    CERTIFICATION
    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete are correct.

Signature

Gail Mannix
Compliance Officer
July 3, 2002